Consent of Independent Registered Public Accounting Firm

The Board of Directors of Nationwide Life and Annuity Company of America:

We consent to the use of our reports for Nationwide Provident VLI Separate Account A dated April 19, 2006, and for Nationwide Life and Annuity Company of America dated April 21, 2006, included herein, and to the reference to our firm under the heading "Experts" in the Statement of Additional Information (SEC File No. 333-82611). Our report for Nationwide Life and Annuity Company of America refers to the adoption of the American Institute of Certified Public Accountants’ Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts, in 2004.

/s/ KPMG LLP

Columbus, Ohio
April 26, 2006